Exhibit 8.1

List of Subsidiaries

Subsidiaries:	Jurisdiction of Incorporation

Bitauto Hong Kong Limited	Hong Kong
Beijing Bitauto Internet Information Company Limited	PRC

Special Purpose Entities:	Jurisdiction of Incorporation

Beijing Bitauto Information Technology Company Limited	PRC
Beijing C&I Advertising Company Limited	PRC
Beijing Easy Auto Media Company Limited	PRC
Beijing Brainstorm Advertising Company Limited	PRC
Beijing New Line Advertising Company Limited	PRC
Beijing Bitauto Interactive Advertising Company Limited	PRC
Beijing You Jie Information Company Limited	PRC
You Jie Wei Ye (Beijing) Culture Media Company Limited	PRC
Beijing BitOne Technology Company Limited	PRC